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[KPMG Peat Marwick Letterhead]



The Partners
FORUM RETIREMENT PARTNERS, L.P.:

We consent to the use of our reports incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated February 12, 1993 contains an explanatory paragraph that states that the Partnership's secured bank credit agreement requires a $12.5 million principal payment by March 31, 1993 and that if the Partnership is unable to make this payment and the agreement is not amended, the loan will be in default and the lender may demand payment, which raises a substantial doubt about the Partnership's ability to continue as a going concern. The consolidated financial statements and financial statement schedules do not include any adjustment that might result from the outcome of this uncertainty.

/s/ KPMG Peat Marwick

Indianapolis, Indiana
January 4, 1994